

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

May 5, 2010

Via U.S. Mail and Facsimile to (815) 846-0755

Mr. Wayne Anderson
President
US Natural Gas Corporation
33 6th Street South, Suite 600
St Petersburg, FL 33701

> **Re: US Natural Gas Corporation**
> **Item 4.01 Form 8-K**
> **Filed April 22, 2010**
> **File No. 333-154799**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that the audit report included in your Form 10-K for the year ended December 31, 2009 expresses an opinion on the financial statements as of and for the year ended December 31, 2009 and, with respect to the financial statements as of and for the period from inception (March 22, 2008) through December 31, 2008, refers to the report of another auditor. We further note the report of the other auditor is not included in your Form 10-K.

Amend your filing to include an audit report that expresses an opinion on your financial statements as of and for the period from inception (March 22, 2008) through December 31, 2008. In connection with this, please note that, as previously described to you in our letter dated July 14, 2009, you may not include the audit report of Drakeford and Drakeford in your filings with the Commission.

Until such time as you are able to provide an audit report for your financial statements as of and for the period from inception (March 22, 2008) through December 31, 2008, amend your Form 10-K for the year ended December 31, 2009 to indicate that the financial statements as of and for the period from inception (March 22, 2008) through December 31, 2008 are unaudited.

2.   We note you appointed Louis Gutberlet, CPA of LGG & Associates, PC ("LGG") as your independent auditor on April 12, 2010. We also note that LGG issued an audit report dated April 15, 2010 on your financial statements for the fiscal year ended December 31, 2009. Please ask your auditor to explain to us, in reasonable detail, how they were able to complete their audit in 3 days.

3.   We note that the 2008 financial statements have been restated. In view of this, please ask your auditor to explain to us what procedures were performed with respect to the quarterly financial statements for the interim periods of the year ended December 31, 2009.

4.   We note you filed Item 4.01 Form 8-K on April 22, 2010 for an event which occurred on April 12, 2010. The filing requirements for Item 4.01 of Form 8-K is within four business days after the occurrence of a triggering event. Please ensure that future filings comply with the filing requirements. Please refer to the guidance at Release 33-8400, which may be found at http://www.sec.gov/rules/final/33-8400.htm.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief